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                                                                     Exhibit 1

FROM:  GRANITE BROADCASTING CORPORATION
       Press Contact: W. Don Cornwell
       Analyst Contact: Ellen McClain
       Tel: 212/826-2530


                                                          FOR IMMEDIATE RELEASE
                                                      Tuesday, January 13, 1998


                     GRANITE BROADCASTING CORPORATION ANNOUNCES
                 AGREEMENT IN PRINCIPLE FOR FREEDOM COMMUNICATIONS,
                                INC. TO ACQUIRE
                    WWMT-TV, GRAND RAPIDS-KALAMAZOO-BATTLE CREEK,
                       MICHIGAN AND WLAJ-TV, LANSING, MICHIGAN


    NEW YORK, January 13, 1998 -- Granite Broadcasting Corporation (GBTVK/GBTVP: NASDAQ) announced today that it has entered into an agreement in principle with Freedom Communications, Inc. whereby Freedom will acquire the assets of WWMT-TV, the CBS affiliate serving Grand Rapids-Kalamazoo-Battle Creek, Michigan and WLAJ-TV, the ABC affiliate serving Lansing, Michigan for $170,000,000, payable in cash at the closing of the transaction. It is anticipated that proceeds from the sale will be used to fund part of the purchase price of KOFY-TV, San Francisco. Granite acquired WWMT-TV in 1995 for $95,000,000 and has a contract to acquire WLAJ-TV for $19,400,000. Granite operates WLAJ-TV pursuant to a time brokerage agreement.

    Consummation of the transaction is subject to board approval of both parties, execution of definitive agreements, approval by the Federal Communications Commission and other customary closing conditions. The sale is expected to be completed during the second quarter of 1998.

    W. Don Cornwell, Granite's Chairman and Chief Executive Officer, said, "This is an attractive transaction for both Granite and Freedom. During this time we have operated these two Michigan properties, Granite has demonstrated a strong commitment to the communities served, with a particular emphasis on providing quality news programming. Freedom Communications has a successful track record of community involvement and local news production. We expect these stations will continue to prosper under their new ownership."

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    Commenting on the announcement, Alan Bell, President of Freedom's
Broadcast Division stated, "Adding these Michigan television properties continues our program of diversifying and balancing Freedom's holdings and brings us our fifth CBS and third ABC affiliates."


                                **********

    Granite Broadcasting Corporation operates eleven television stations in geographically diverse markets, reaching nearly 8.0% of the nation's television households. Three stations are affiliated with the NBC Television Network (NBC), four with the ABC Television Network (ABC), three with the CBS Television Network (CBS) and one station with the WB Network. The NBC stations are: KSEE-TV, Fresno-Visalia, California; WEEK-TV, Peoria-Bloomington, Illinois; and KBJR-TV, Duluth Minnesota and Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York; KNTV, San Jose and Monterey-Salinas, California; WPTA-TV, Fort Wayne, Indiana and WLAJ-TV, Lansing, Michigan, which Granite operates pursuant to a time brokerage agreement. The CBS affiliates are WWMT-TV, Grand Rapids-Kalamazoo-Battle Creek, Michigan; WTVH-TV, Syracuse, New York; and KEYE-TV, Austin, Texas.
The WB affiliate is WDWB-TV, Detroit, Michigan. On October 6, 1997, Granite announced an agreement to acquire KOFY-TV, the WB Network affiliated television station serving San Francisco-Oakland-San Jose, California, the nation's fifth largest television market. Granite also owns WEEK-FM in Eureka, Illinois and operates the radio station in combination with WEEK-TV. Granite was the 1995 Black Enterprise Company of the Year and is Number 7 on Black Enterprise Magazine's 1997 Industrial/Service 100 List.

    Freedom Communications, Inc. is a diversified media company consisting of broadcast television stations, newspapers and magazines. The privately owned company was founded in 1927 and is headquartered in Irvine, California. Freedom's broadcast television division is comprised of six broadcast stations: WPEC-TV (CBS), West Palm Beach, FL, WRGB-TV (CBS), Albany, NY, WTVC
(ABC), Chattanooga, TN, WLNE-TV (ABC), Providence, RI. KFDM-TV (CBS), Beaumont, TX, and KTVL (CBS), Medford, OR. The company's newspaper division publishes 27 daily newspapers and 35 weekly publications. The newspapers' combined daily circulation is more than one million subscribers. Freedom's flagship newspaper is the Santa Ana, CA based Orange County Register with a circulation of 360,000. Freedom's magazine division has a stable of 22 magazine titles serving readers in the areas of consumer electronics, international trade and business, fashion and lifestyle and healthcare.